UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 13, 2021

Independence Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-36041	26-4567130
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1835 Market Street, Suite 2601

Philadelphia, Pennsylvania, 19103

(Address of Principal Executive Office) (Zip Code)

(267) 270-4800

(Registrant’s telephone number, including area code)

N/A

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	IRT	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

The information provided in Item 7.01 below is incorporated by reference into this Item 2.02.

Item 7.01	Regulation FD Disclosure.

The slide presentation attached hereto as Exhibit 99.1, and incorporated herein by reference, may be used by Independence Realty Trust, Inc. (“IRT”) in various presentations to investors beginning September 13, 2021.

The information in this Current Report, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.  The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

About Independence Realty Trust, Inc.

Independence Realty Trust, Inc. (NYSE: IRT) is a real estate investment trust that owns and operates multifamily apartment properties across non-gateway U.S. markets, including Atlanta, Dallas, Louisville, Memphis, Raleigh and Tampa. IRT’s investment strategy is focused on gaining scale within key amenity rich submarkets that offer good school districts, high-quality retail and major employment centers. IRT aims to provide stockholders attractive risk-adjusted returns through diligent portfolio management, strong operational performance, and a consistent return of capital through distributions and capital appreciation.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “seek,” “outlook,” “assumption,” “projected,” “strategy”, “guidance” or other, similar words. Because such forward-looking statements involve significant risks, uncertainties and contingencies, many of which are not within IRT’s control, actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such statements. These forward-looking statements are based upon the current judgments and expectations of IRT’s management. These risks include, but are not limited to the risk that we may not complete any potential acquisitions, other investment opportunities or other transactions in a timely fashion or at all and those risks and uncertainties associated with IRT’s business that are discussed in IRT’s filings with the Securities and Exchange Commission, including those under the heading “Risk Factors” in IRT’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020 and IRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.  Dividends are subject to the discretion of IRT’s Board of Directors, and will depend on IRT’s financial condition, results of operations, capital requirements, compliance with applicable laws and agreements and any other factors deemed relevant by IRT’s Board. IRT undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law.

 Additional Information and Where to Find It

In connection with its announced merger transaction with Steadfast Apartment REIT, Inc. (“STAR”), on August 17, 2021 IRT filed with the SEC a registration statement on Form S-4 (which has not yet been declared effective) to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction.  The registration statement includes a preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT, which preliminary joint proxy statement/prospectus, after being filed in definitive form by IRT, will be mailed or otherwise disseminated to IRT stockholders and STAR stockholders when it becomes available. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01Financial Statements and Exhibits.

(d) Exhibits

99.1	Slide Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Independence Realty Trust, Inc.

September 13, 2021	By:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

Exhibit 99.1 Independence Realty Trust INVESTOR PRESENTATION September 2021 Legacy at Jones Farm, Huntsville, AL

Table of Contents IRT Enterprise Snapshot 2 Recent Developments 3 – 5 IRT to Merge with Steadfast 6 – 11 Our Competitive Advantage 12 – 21 2021 Pro Forma Capitalization, Leverage and Outlook 22 – 25 Appendix Market Statistics 27 Market Profiles 28 – 37 Value Add Summary 38 Demographic Profile 39 Definitions and Non-GAAP Financial Measure Reconciliations 40 – 41 Forward-Looking Statement 42 1 Independence Realty Trust

IRT Enterprise Snapshot PORTFOLIO SUMMARY (1) OWN AND OPERATE 57 Communities Average community age (2) 16 years 16,109 Units $2.0B In gross assets IRT Properties Properties Held for Sale Joint Venture Property • IRT Corporate Offices SAME STORE HIGHLIGHTS NOI growth: 9.6% (3) • Average effective rent $1,146 (4) • Average occupancy: 96.1% (4) VALUE ADD SUMMARY 23 communities identified for redevelopment, 21 projects ongoing as of September 2021 and 2 future projects, currently identified • 17.1% return on investments made to date (5) • As of September 13, 2021. • Average community age is from the date of construction or the date of the most recent major renovation, if any, including renovations under our value add program that are over 85% complete. • Represents year-over-year change, comparing second quarter 2021 same store results to second quarter 2020. • Represents average effective rent and average occupancy for the three months ended June 30, 2021. • Calculated using the rent premium per month, multiplied by 12, divided by the total renovation cost per unit. 2 Independence Realty Trust

Highlighting IRT’s Recent Developments Cyan Craig Ranch, McKinney, TX

IRT Business Update Across Key Industry Metrics Real Estate / Liquidity Metrics  Rent Collection Remains Steady (1) Average Occupancy Has Been Increasing 98% 100% 99.5% 99.7% 99.5% 99.1% 97.1% 97.7% 97% 95.8% 96.0% 96% 95% 95.3% 95.4% 95% 95.1% 94.6% 94.0% 94% 90% 93% 92.8% 92% 85% 91% 90% Same Store Value Add Same Store Excluding Same Store Total 80% Value Add 3Q20 4Q20 1Q21 2Q21 July-Aug 2021 3Q20 4Q20 1Q21 2Q21 3Q21 to date Rent collected Blended Lease-Over-Lease Rental Rate Ample Liquidity ($ in millions)(3) Changes Continue To Improve (2) 22.0% $250 20.0% 20.0% 18.0% $200 16.0% 14.0% 11.4% $150 12.0% 10.0% 10.0% $230 $238 8.0% 6.8% 7.3% $100 6.0% 5.9% 5.1% 4.5% 4.8% 3.3% 3.7% 4.0% 1.8% $50 2.0% 0.5% 1.1% 1.6% 0.0% $8 3Q20 4Q20 1Q21 2Q21 3Q21 to date $0 New lease Renewal lease Blended Unrestricted cash Line of credit availability (1) All collection metrics are through September 13, 2021 and are based on IRT’s internal data for the full portfolio, which management uses to monitor property performance on a daily or weekly basis. (2)3Q 2021 represents new leases and renewals that were signed as of September 13, 2021. (3) Liquidity data as of June 30, 2021. 4 Independence Realty Trust

IRT’s Recent Developments and Performance Executing transactions which support our ongoing strategy to drive growth •Announced proposed merger with Steadfast Apartment REIT on July 26, 2021, to create a top 3 publicly traded multifamily REIT focused on the sunbelt with a combined company equity market capitalization of approximately $4.1 billion and a total enterprise value of approximately $7.3 billion(1); expected to close in 4Q21, subject to customary closing conditions, including IRT and Steadfast stockholder approvals •Plan to dispose of six assets, Crestmont (228 units) and Creekside Corners (444 units) in Georgia, Riverchase (216 units) in Indiana, Haverford Place (160 units) in Kentucky, and Heritage Park (453 units) and Raindance (504 units) in Oklahoma; using proceeds to repay debt Sold Kings Landing property in St. Louis, gain on disposition of $11.5 million; closed on July 28, 2021 • Closed on a joint venture in Nashville on September 3, 2021, for the development of 3 communities totaling 504-units; IRT’s investment will total approximately $14 million with our joint venture partner managing construction; first community expected to be completed in the first half of 2022 Continuing to deliver strong operating results • Average occupancy rates have been increasing to 96% in 3Q21 to date, on a same store basis • Rent collection trends in 2021 have been steady • Rental rate increases continue, with a blended lease-over-lease increase of 10% in 3Q21 to date, led by new lease growth in our value add communities Well-positioned to succeed throughout the market re-opening process and beyond • Benefiting from positive migration trends to sunbelt markets, that offer a better cost of living & tax policy • Favorable population and employment growth dynamics in our markets, with high resident demand • High occupancy levels provide leverage for driving rent growth (1) Based on IRT’s closing stock price of $20.00 as of 7/23/2021 and a 0.905x exchange ratio. 5 Independence Realty Trust

Independence Realty Trust STEADFAST REIT Independence Realty Trust to Merge with Steadfast REIT Creates Leading Sunbelt-Focused Multifamily Platform

Transaction Overview Transaction Detail — Independence Realty Trust, Inc. (“IRT”) to merge with Steadfast Apartment REIT, Inc. (“STAR”) in all-stock transaction — STAR’s stockholders to receive 0.905 shares / OP units of IRT stock for each STAR share / OP unit — Transaction will result in the issuance of approximately 106 million IRT shares / OP units — Combined company to have an equity market capitalization of approximately $4.1 billion and a total enterprise value of approximately $7.3 billion(1) — Pro forma ownership of approximately 53% for IRT stockholders and approximately 47% for STAR stockholders(2) Corporate Name — IRT to retain its corporate name and ticker symbol (NYSE: IRT) Management and Governance — IRT management team to continue to lead the combined company — Scott Schaeffer, Chairman and Chief Executive Officer — James Sebra, Chief Financial Officer — Farrell Ender, President — Jessica Norman, Chief Legal Officer — Ella Neyland (President and Chief Financial Officer of STAR) to become Chief Operating Officer at the combined company Board will be expanded to 10 directors, including 5 directors from IRT and 5 directors from STAR Expected Closing — Q4 2021, subject to customary closing conditions, including IRT and STAR stockholder approvals Dividend — IRT currently expects to continue to pay its quarterly dividend of $0.12 per share of common stock(3) Based on IRT’s closing stock price of $20.00 as of 7/23/2021 and a 0.905x exchange ratio. Pro forma ownership includes the 16.1M shares of IRT sold on a forward basis pursuant to an offering that closed on July 30, 2021. IRT expects to physically settle the associated forward sale agreements prior to their maturity on July 30, 2022. Dividends are subject to the discretion of IRT’s Board of Directors, and will depend on IRT’s financial condition, results of operations, capital requirements, and other factors deemed relevant by IRT’s Board. 7 Independence Realty Trust

Transaction Overview Transaction Rationale and Expected Benefits Creation of a ~$7bn multifamily REIT focused on high-growth markets predominantly in the sunbelt region  Complementary Portfolios with Benefits of Size and Scale—Merger joins together two high-quality portfolios with complementary geographic footprints in the highly desirable sunbelt region —The combined company will own a portfolio of 131 apartment communities comprising approximately 38,000 units across 16 states(1) —Enhances trading liquidity and expected to improve cost of capital over the long-term —Ability to compete more effectively for acquisition and development opportunities —Strengthens operating platform through integration of best practices Expanded Presence Across High Growth Sunbelt Markets Combined company will have a presence across 16 states, accelerating penetration in core IRT markets including Atlanta and Dallas / Fort Worth, and entering into new, attractive markets and other non-gateway metros exhibiting favorable fundamentals including Denver and Nashville —Improves concentration in the high-growth sunbelt region, which is benefitting from strong population migration and employment growth trends, and further strengthens existing focus on middle-market communities Synergies and Strengthened Operating Platform —Transaction is expected to be immediately accretive to earnings (approximately 11%) —Approximately $20 million of corporate G&A synergies expected to be recognized upon full integration — Integration of the portfolio and execution of asset management best practices expected to deliver approximately $8 million in operational synergies Improved Long-Term Growth Profile through Value Add Program —Expands IRT’s proven redevelopment pipeline to drive outsized rent growth across the combined portfolio —Potential to renovate approximately 12,000 units at STAR properties over the next six to seven years (1) The property and unit count is pro forma as of June 30, 2021 and does not factor in any planned asset dispositions. 8 Independence Realty Trust

Steadfast Apartment REIT Snapshot

STAR owns a portfolio of high-quality multifamily assets in attractive markets with strong fundamentals

STEADFAST | REIT

STAR PORTFOLIO SUMMARY

70 Communities	**96.2%** SS Avg. Occupancy	**$1,275** Avg. Effective Monthly Rent per Unit (1)	**64%** NOI from Sunbelt Markets (2)
21,841 Units	**12.4%** Spread on New Leases (3)	**$4.1B** Enterprise Value (4)	**$198M** Q2 Ann. NOI



Reserve at Creekside
Chattanooga, TN



Los Robles
San Antonio, TX



Ballpark Apartments @ Town Madison
Madison, AL



Reflections on Sweetwater
Lawrenceville, GA

Note: Portfolio information as of 6/30/2021. Excludes three development assets.
(1) Represents average effective monthly rent for the three months ended 6/30/2021.
(2) STAR Sunbelt markets defined as AL, GA, OK, SC, TX and TN.
(3) Represents the change in monthly effective rent, as adjusted for concessions, for each unit that had a prior lease and current lease that are for a term of 9-13 months. Based on new leases signed in Q2 2021.
(4) Based on IRT's closing stock price of $20.00 as of 7/23/2021 and a 0.905x exchange ratio.

9

Independence Realty Trust

Complementary Portfolios with Benefits of Size and Scale

Combination creates premier sunbelt-focused multifamily platform with enhanced scale and portfolio quality

	Independence Realty Trust	STEADFAST REIT	Pro Forma Independence Realty Trust
Equity Value ($bn) (1)	$2.1	$2.1	$4.2
Enterprise Value ($bn) (1)	$3.2	$4.1	$7.3
Number of Communities (2)	58	70	128
Number of Units (2)	16,261	21,841	38,102
Number of States	12	14	16
Average Monthly Effective Rent / Unit (3)	$1,171	$1,275	$1,231
Same-Store Average Occupancy (3)	96.1%	96.2%	96.2%
Q2 Ann. NOI ($mm) (4)	$140	$198	$346
Q2 Ann. Adjusted EBITDA ($mm) (4)	$115	$152	$295

Source: IRT and STAR filings as of 6/30/2021 and FactSet. Portfolio information as of 6/30/2021. Market data as of 7/23/2021.
(1) STAR equity and enterprise value based on IRT's closing stock price of $20.00 as of 7/23/2021 and a 0.905x exchange ratio.
(2) STAR excludes three development assets.
(3) Represents average for the three months ended 6/30/2021. Pro forma represents weighted average effective rent and average occupancy based on number of units.
(4) Pro forma NOI includes property-level synergies of $8 million. Pro forma Adjusted EBITDA includes property-level synergies of $8 million and corporate G&A synergies of $20 million.

10
Independence Realty Trust

Meaningful and Identifiable Synergies to Drive Growth STAR’s high-quality portfolio coupled with significant corporate and operating synergies are expected to create immediate earnings accretion; additional levers exist to further enhance earnings over the long-term Meaningful Corporate Expense Savings • Expect to realize approximately $20 million of annual corporate expense savings Established Platform with Embedded Growth Profile • Defined investment strategy in high-growth, non-gateway markets with attractive demographics • Strong track record of value creation through capital recycling and value add programs • Expect to realize approximately $20 million of annual corporate expense savings Portfolio Overlap Creates Operating Synergies • Significant portfolio overlap and economies of scale expected to generate approximately $8 million of annual operating synergies Value Add Renovations Accelerate Growth • New opportunities to renovate approximately 12,000 units at STAR communities • Expect to generate 15% to 20% ROI on renovations, consistent with IRT’s existing value add program ~11% Immediate Core FFO/Share Accretion Expected with Additional Earnings Enhancement Potential Additional Earnings Growth Opportunities • Cost of capital advantages as company continues to grow • Long-term interest savings as in-place mortgage debt is refinanced 11 Independence Reality Trust

Our Competitive Advantage Steadfast Property: Residences on McGinnis Ferry, Suwanee, GA

Expanding Our Presence Across High-Growth Markets Combined company includes 131 communities across resilient, high-growth markets(1) Top 10 Markets Market Units % Unit % NOI Atlanta 5,852 15% 17% Dallas / Fort Worth 4,007 11% 11% Denver (2) 2,292 6% 8% Oklahoma City 3,104 8% 6% Louisville 2,596 7% 6% Columbus 2,510 7% 6% Indianapolis 2,472 6% 5% Raleigh / Durham 1,690 4% 5% Memphis 1,383 4% 4% Houston 1,932 5% 5% Total 27,838 73% 72% 37,828Units $6.2BIn gross assets TBU Desktop FL GA AL TX CO OK MO IL IN OH KY TN SC NC VA KSPro Forma Sunbelt Exposure Communities 82 Units 25,991 % of NOI 69% — Expands IRT’s presence in high-growth metros including Atlanta and Dallas / Fort Worth with new exposure to Denver and Nashville — The sunbelt region has exhibited strong fundamentals with favorable population migration trends as people seek a lower cost of living, better tax policy, and growing economic opportunity Represents incremental market exposure Represents new market exposure for IRT Sources: IRT and STAR filings as of 6/30/2021, CoStar, Kinder Institute. Note: STAR excludes three development assets. Sunbelt markets defined as AL, FL, GA, NC, OK, SC, TN and TX. (1) The property and unit count is pro forma as of June 30, 2021 and does not factor in any planned asset dispositions. (2) Includes communities located in Denver, Fort Collins, Colorado Springs and Loveland, CO. 13 Independence Reality Trust

Increasing Our Presence in Markets with Strong Fundamentals Combined company’s markets outperform the national average and gateway markets in two key fundamentals for multifamily asset performance, population and employment growth Outsized Population Growth Employment Change vs. 2019 Outpaces National Average ’20 ’21E ’22E ’20cs. ’19 ’21E vs. ’19 ’22E vs. ’19 0.09% 0.66% 1.00% (0.52%) (1.57%) (2.69%) (4.14%) 0.30% 1.00% 0.24% 0.22% 0.80% 0.43% 0.33% 0.95% (0.13%) (6.01%) (9.84%) National Average Gateway Markets (1) Pro Forma IRT Weighted Average (2) Sources: IRT and STAR filings as of 6/30/2021, CoStar. (1) Gateway markets represent an arithmetic mean of New York, Washington DC, San Francisco and Los Angeles. (2) Pro Forma IRT weighted averages are based on unit count as of 6/30/2021 and excludes STAR’s three development assets. 14 Independence Reality Trust

Well-Positioned in Affordable, Highly Defensive Middle Market Communities Class B Positioning: ■ Most opportunity to consistently increase rents ■ Less exposure to homeownership ■ Less likely to be impacted from new construction Sample Resident Demographic: ■ Value driven ■ Middle income category ■ Renters by necessity Residents Require Accommodations That Are: ■ Affordable ■ Well maintained, spacious, comfortable, clean and modern ■ Equipped with state-of-the-art amenities ■ Conveniently located ∎ Higher income residents move down in a recession ∎ Renters move down to Class B as rent increases outstrip income growth ∎ Capture households moving down in a recession ∎ Capture seniors who sell homes to fund retirement ∎ Capture individuals/families moving up with career progression ∎ Lower income residents move up as income grows Our multifamily exposure is a natural inflation hedge due to our ability to reset rents annually 15 Independence Reality Trust

Robust Embedded Value Add Growth Opportunities

Combined ~20,000 unit value add pipeline for the pro forma combined company

- **~12,000 STAR units and ~8,000 IRT units preliminarily identified for improvement renovations**
- **Expect to implement IRT's value add platform to existing STAR units and drive outsized rental growth**
- **IRT's historical projects have generated 17.1% return on investment across approximately 4,000 units, resulting in over $146 million of incremental value creation (1)**

Value Add Pipeline (2)

($ in millions)

	Independence Realty Trust: In-Place Program	Independence Realty Trust: Future Pipeline	Independence Realty Trust: Total	STEADFAST REIT	Independence Realty Trust: Pro Forma
Units to Renovate	7,076	5,000	12,076	12,000	**24,076**
Units Renovated-to-Date	4,089	--	4,089	--	**4,089**
Remaining Units to Renovate	2,987	5,000	7,987	12,000	**19,987**
Remaining Renovation Costs (3)	$33 - $36	$55 - $60	$88 - $96	$132 - $144	**$220 - $240**
Incremental NOI (4)	$6 - $6	$9 - $10	$15 - $16	$23 - $25	**$38 - $41**
Incremental Value Creation (5)	**$92 - $100**	**$154 - $168**	**$246 - $268**	**$370 - $403**	**$616 - $672**

(1) Calculated as incremental NOI, divided by a 4.5% cap rate, net of capital investment. Incremental NOI of $8.9 million calculated as total costs-to-date of $52.3 million multiplied by ROI of 17.1%.
(2) These projections constitute forward-looking information. See "Forward-Looking Statements" on slide 42.
(3) Illustrative estimated cost / unit ranging from $11,000 to $12,000.
(4) Illustrative 17.1% annual ROI based on IRT's historical returns.
(5) Calculated as incremental NOI, divided by 4.5% cap rate net of capital invested.

16

Exploring New Investment Opportunities IRT is exploring new preferred equity investments and joint venture relationships, focused on new multifamily development & offering increased optionality for capital investment Our Focus: • Target assets in core non-gateway markets • Prioritize the southeast and broader sunbelt region • Create another avenue for accretive capital allocation Why Now: • Market for acquisitions is highly competitive • Historically low cap rates are currently skewing risk/return dynamics • Seeing favorable supply/demand dynamics in the southeast and sunbelt region What To Expect: • Deploy capital into higher return opportunities • Better risk-adjusted returns • Build a pipeline for future acquisitions Closed Two Joint Ventures Focused on New Multifamily Development in Core Non-Gateway Markets June 2021: Development of a 402-unit community in Richmond, VA September 2021: Development of 3 communities, totaling 504-units in Nashville, TN Our investment efforts provide multiple avenues for accretive capital allocation and value creation 17 Independence Reality Trust

Multiple Investment Levers to Drive Accretive Growth Investment Overview Market Opportunity Target Returns Value Add Renovations Acquisitions Preferred Equity Investments and Joint Ventures Renovate existing properties/units where there is the potential for outsized rent growth Expand presence in markets where we see attractive long-term fundamentals Invest in multifamily development by providing capital to third- party developers, while building a pipeline for future acquisitions Identified renovations at 7,076 units, with 3,215 units remaining; foresee more properties & several years of redevelopment, generating a comparable 18.5% historical return on interior costs 15-20% Unlevered ROI, unlocking an additional $4.5 million in annual NOI Acquire properties in existing core markets that have favorable real estate and economic fundamentals 4-4.5% Cap Rates in our target markets Explore development, specifically in the southeast and broader sunbelt region 15-20% Unlevered IRR, with the option to purchase at attractive cap rates between 5-5.5% 18 Independence Reality Trust

Accelerating Our Efforts in Technology Our Focus Marketing & Leasing IRT is focused on further enhancing its leasing efforts by improving the quality and availability of its online capabilities while eliminating traditional barriers to leasing. • SMS texting, virtual tours and an improved online application process have resulted in higher conversions. • IRT continues to drive increased traffic and conversions by leveraging advanced analytics, shifting away from traditional ILSs towards robust social and online channels, and integrating personalized, targeted marketing. Operations, Maintenance & Resident Experience IRT is proactively using technology to create operational efficiencies and meet the needs of existing and potential residents. • The company has implemented and continues to evaluate more effective ways of automating renovations, purchasing, work orders, and unit inspections in order to facilitate faster execution and increase resident satisfaction. • IRT looks to increase the utilization of mobile devices, install smart home technology, and centralize core functions as ways to further optimize processes, reduce operating expenses and support more environmentally-friendly properties. Automation & Big Data IRT is investing in technology which will create additional efficiencies and allow our staff to focus on their most important tasks and functions. • This includes implementing smart workflows that mirror real world processes, providing customized, prioritized, task-driven dashboards, and replacing human controls with system controls wherever possible. • Furthermore, continued consolidation of data within a single data warehouse coupled with machine learning will lead to a reduction of bad debt, increased visibility of emerging market trends, and on-going optimization of operational and marketing spend. Our Goals A More Favorable Resident Experience Higher Revenue and Lower Operating Expenses Greater Profitability and Margin Expansion Improved Sustainability and Social Responsibility More Engaged and Productive Staff 19 Independence Reality Trust

Focusing on Our ESG Initiatives We believe that operating multifamily real estate can be conducted with a conscious regard for the environment and wider society. Provide a Residence Proud to Call Home, regardless of the environment outside their door with enhanced amenities, a robust maintenance program and resident & community events Our Board’s Guidelines reflect a strong commitment to the strength and success of the Company; Promote Shareholder Engagement Diversity and Inclusion Committee formed to ensure a culture of understanding and respect as representation across gender, race, age and sexual orientation are all important factors to our success Sustainability Committee’s efforts protect and create a positive impact on the environment, specifically water conservation, energy management, reduced consumption, waste management Charitable and Philanthropic Initiatives with participation in organizations fighting against poverty and homelessness Find out more on the Sustainability page of IRT’s Investor Relations website at http://investors.irtliving.com. 20 Independence Reality Trust

Resulting in Sustained Value Creation for Stockholders IRT has a proven track record of outperforming its peers and the broader market 350% 300% 250% 200% 150% 100% 50% 44% 61% 38% 88% 40% 61% 66% 135% 37% 66% 123% 201% 109% 168% 206% 312% RMS SNL U.S. REIT Multifamily Index S&P 500 Source: S&P Global, FactSet. Market data as of 7/23/2021. Note: Represents compound total return, with dividends reinvested. (1) IPO date of 8/13/2013. 21 Independence Reality Trust

2021 Pro Forma Capitalization, Leverage and Outlook The Village at Auburn, Durham, NC

Pro Forma Capitalization Balance Sheet Highlights ● The combined company will maintain a simple capital structure consisting of secured and unsecured debt ● Plan to maintain conservative financial and credit policies and expect to further delever the balance sheet through non-core asset sales, organic NOI growth, value add revenue, etc. ● Focus on transitioning to a predominantly unsecured capital structure ● Majority of debt is fixed rate (or hedged), further de-risking the balance sheet ● Transaction extends weighted average maturity profile to over 6 years, with minimal near-term maturities Total Capitalization (1) 43% $7.3BN 57% Debt Maturity Schedule (2) Common Equity Debt ($ in millions) 84% Fixed / Hedged 16% Floating Unsececured Debt Secured Debt $1,733 $278 $378 $348 $343 $35 $88 2021 2022 2023 2024 2025 2026 2027+ % of total 1% 3% 9% 12% 11% 11% 54% Sources: IRT and STAR filings as of 6/30/2021. Note: Represents pro forma capitalization at merger prior to any targeted deleveraging efforts. (1) Market data as of 7/23/2021. Excludes cash and cash equivalents, and the 16.1M shares of IRT sold on a forward basis pursuant to an offering that closed on July 30, 2021. IRT expects to physically settle the associated forward sale agreements prior to their maturity on July 30, 2022. (2) Excludes principal amortization. 23 Independence Reality Trust

Roadmap to Right Sizing Leverage We are focused on right sizing the balance sheet and continuing to improve the combined company’s leverage profile through achievable action items in the near to medium-term A Non-Core Dispositions Approximately $340 million of identified non-core assets to market for sale, using proceeds to repay debt B NOI Growth Organic NOI growth from stabilized portfolio consistent with long-term historical growth rates Completion of value add renovations consistent with historical track record (see page 8) Incremental NOI from acquisitions completed in Q2 2021 and stabilization of Garrison Station Illustrative Net Debt to Adjusted EBITDA Q2 2021 Net Debt to Ann. Adjusted EBITDA 9.7x Low 8’s Interim-term target leverage Mid 7’s At Closing (1) YE 2022 YE 2023 Sources: IRT and STAR filings as of 6/30/2021. (1) Represents net debt to Q2 2021 annualized Adjusted EBITDA pro forma for the merger. Assumes IRT assumes all of STAR’s existing debt. Adjusted EBITDA includes $28 million of corporate G&A and operational synergies. Assumes IRT issues common equity to the public and uses proceeds to repay debt. 24 Independence Reality Trust

Strength of Combined Company and Path to Long-Term Growth Defined Investment Strategy • Focus on non-gateway MSAs with strong apartment demand, limited new construction and positive economic indicators / demographic trends Value Add Redevelopment Initiatives • Identified value add opportunities in combined portfolio with potential to generate 15% to 20% standalone returns Fortify the Balance Sheet • Further deleverage the capital structure through non-core asset sales and earnings growth Operating Efficiencies Enhance Resident Experience • Improve online marketing and leasing through increased usage of mobile / IoT technologies and automation of workstreams Complementary Portfolios with Benefits of Size and Scale Expanded Presence Across High Growth Sunbelt Region Substantial Synergies and Strengthened Operating Platform Leading to Immediate Earnings Accretion Improved Long-Term Growth Profile Through Identified Value Add Program Pipeline The Residences on McGinnis Ferry Suwanee, GA Bridge Pointe Huntsville, AL Canyon Resort at Great Hills Austin, TX Solis City Park Charlotte, NC 25 Independence Reality Trust

Appendix & Definitions Independence Reality Trust

Assets Demonstrate Attractive Apartment Industry Dynamics ■ Growth in households increases the pool of renters, even more so during periods of reduced homeownership o The homeownership rate was 65.4% in Q2 2021 down from an uptick in 3Q 2020 to 67.7% and the 69.2% in 4Q 2004 (the peak) ■ Homeownership affordability remains challenging for many households, especially first-time buyers as unemployment rates rise available housing stock for sale declines, prices rise, and mortgages grow more difficult to ■ The national Class B vacancy rate remains resilient to supply and demand shocks with 2021 projected to be the largest spread in vacancy rates between Class A & B, with Class B at 4.49% and Class A at 7.44% o The majority of new supply remains concentrated in gateway markets, and competes with existing Class A properties for renters by choice compared to renters by necessity in Class B properties qualify for 2,250 2,000 1,750 1,500 1,250 1,000 750 500 250 0 70.0% 69.0% 68.0% 67.0% 66.0% 65.0% 64.0% 63.0% 62.0% 61.0% 60.0% 425,000 400,000 375,000 350,000 325,000 300,000 275,000 250,000 225,000 200,000 175,000 150,000 125,000 100,000 75,000 50,000 25,000 0 14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% Single Family Multifamily Homeownership Rate Completions Projected Completions Class A Vacancy Class BC Vacancy The Favorable Fundamentals of Our Markets Drive Demand for Our Assets Homeownership Data Source: U.S Census Bureau as of Q2 2021. New Completions (Supply) Data Source: CoStar Q2 2021 Data Release. 27 Independence Reality Trust

Our Markets | Atlanta (1) Community Map Job Growth Population Growth 2019 2020 2021 2.32% 7.89% -9.44% 1.27% 1.13% 0.85% 2019 2020 2021 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27% Supply Growth 2 2.41% 2.33% 2.89% Pointe at Canyon Ridge Sandy Springs, GA Crestmont Marietta, GA 2019 2020 2021 • Communities located within 5 min. of major highways • Communities located in top school districts • Benefiting from suburban sprawl, well-positioned in MSA with growing ancillary job markets • Major company presence in Atlanta include: Atlanta represents 13.9% of IRT’s NOI, portfolio-wide (3) Differentiators Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI 28 Independence Reality Trust

Our Markets | Columbus(1) Community Map Job Growth Population Growth 8.76% 1.00% -9.19% 2019 2020 2021 2019 2020 2021 0.96% 0.70% 0.59% 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27% Supply Growth 2 2019 2020 2021 3.11% 2.78% 2.21% Columbus represents 8.1% of IRT’s NOI, portfolio-wide (3) Differentiators Bennington Pond Apartments Groveport, OH Schirm Farms Canal Winchester, OH 14th largest city in the U.S. by population Strong accessibility to major highway I-270 Near thriving employment hubs such as Rickenbacker International airport Class B communities insulated from new Class A construction Major employers, and companies with headquarter-presence include: Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI 29 Independence Reality Trust

Our Markets | Raleigh – Durham (1) Community Map Job Growth Population Growth 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27% 9.09% 1.92% 1.85% 1.34% 2019 2020 2021 -7.65% 2.02% 2019 2020 2021 Supply Growth 2 3.04% 3.93% 3.11% Creekstone at RTP Durham, NC Waterstone at Brier Creek Raleigh, NC 2019 2020 2021 Communities located within 5 min. of major throughways Easy access to local retail centers Concentration around Research Triangle Park Many companies have a strong presence in the area, including: Raleigh-Durham represents 11.9% of IRT’s NOI, portfolio-wide (3) Differentiators Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI 30 Independence Reality Trust

Our Markets | Louisville (1) Community Map Job Growth Population Growth  0.28% 2019 2020 - 11.44% 9.56% 2021 2019 2020 2021 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27% Supply Growth 2 4.07% 0.24% 0.28% 0.10% 2.26% 2.61% Prospect Park Apartment Homes Louisville, KY Meadows Apartment Homes Louisville, KY 2019 2020 2021 2019 2020 2021 Located within 5 min. of major highways Benefiting from the proximity to growing industrial footprint Each community is in a top school district in the market Burgeoning tourism hub Major employers include: Louisville represents 8.2% of IRT’s NOI, portfolio-wide (3) Differentiators Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI 31 Independence Reality Trust

Our Markets | Tampa (1) Community Map Job Growth Population Growth 7.68% 1.37% 1.41% -6.72% 2.40% 0.88% 2019 2020 2021 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27% Supply Growth 2 3.88% 2.43% 3.57% Vantage on Hillsborough Tampa, FL Lucerne Tampa, FL 2019 2020 2021 2019 2020 2021 Tampa represents 7.7% of IRT’s NOI, portfolio-wide (3) Differentiators $3 billion Water Street mixed-use investment backed by Jeff Vinik and Bill Gates is underway downtown Major employers in the area include: Major companies have committed to a major presence in the market such as: Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI 32 Independence Reality Trust

Our Markets | Indianapolis (1) Community Map Job Growth Population Growth 8.23% 1.77% 2019 2020 -9.32% 2021 2019 2020 2021 1.02% 0.94% 0.39% 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27% Supply Growth 2 1.50% 1.38% 1.34% 2019 2020 2021 2019 2020 2021 Indianapolis represents 5.3% of IRT’s NOI, portfolio-wide (3) Differentiators 15th largest city in the U.S. by population Communities located in top school districts Experienced outsized job growth in health care and retail trade industries Major employers include: Bayview Club Apartments Indianapolis, IN Riverchase Apartments Indianapolis, IN Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI 33 Independence Reality Trust

Our Markets | Charlotte (1) Community Map Job Growth Population Growth 8.94% 1.74% 1.74% 1.38% -8.12% 2.39% 2019 2020 2021 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27% Supply Growth 2 4.27% 3.90% 5.80% Solis City Park Charlotte, NC Fountains Southend Charlotte, NC 2019 2020 2021 2019 2020 2021 Charlotte represents 3.9% of IRT’s NOI, portfolio-wide (3) Differentiators 17th largest city in the U.S. by population Long-term demand fundamentals are favorable with outsized population growth projected in the key age group of 20-34 (4) Job growth driven by an economic shift away from a manufacturing economy toward a service economy Major employers include: Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI; Includes full Yr 1 proforma for the recent acquisition of Solis City Park in Q2 2021 34 Independence Reality Trust

Our Markets | Orlando (1) Community Map 2.80% Job Growth Population Growth 7.81% 2019 2020 - 15.19% 2021 2019 2020 1.48% 1.26% 1.15% 2021 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27%Supply Growth 2 4.93% 3.89% 4.97% 2019 2020 2021 2019 2020 2021Orlando represents 2.3% of IRT’s NOI, portfolio-wide (3) Differentiators Metro area ranked 8th in the U.S. in terms of population growth in 2018 (4) Established tourism hub New development lags rental market supply (5) Major employers include: Millenia 700 Orlando, FL Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI (4) For 2018 Fiscal Year 35 Independence Reality Trust

Our Markets | Huntsville (1) Community Map Job Growth Population Growth 2.48% 8.03% 1.71% 2.08% 1.18% -5.43% 2019 2020 2021 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27% Supply Growth 2 1.35% 2.57% 7.26% 2019 2020 2021 2019 2020 2021Orlando represents 4.9% of IRT’s NOI, portfolio-wide (3) Differentiators Metro area ranked 1st in 2020 projected rent growth of the top 100 metros by population 1 Major employers include: Bridgepoint Huntsville, AL Legacy at Jones Farm Huntsville, AL Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI 36 Independence Reality Trust

Our Markets | Dallas-Fort Worth (1) Community Map Job Growth Population Growth 1.59% 1.64% 1.29% -6.81% 8.14% 2.57% 2019 2020 2021 2020 Population Growth: National Average 0.49% Gateway Markets 0.36% 2020 Job Growth: National Average -5.73% Gateway Markets -8.27%Supply Growth 2 3.69% 2.98% 3.82% Avenues at Craig Ranch Dallas, TX Vue at Knoll Trail Dallas, TX 2019 2020 2021 2019 2020 2021 Orlando represents 8.6% of IRT’s NOI, portfolio-wide (3) Differentiators 9th largest city in the U.S. by population The Dallas MSA has had the largest population growth within the past 10 years 4 Dallas accounts for nearly 8% of all financial service jobs in the Southwest region. 5 Major employers include: Source: CoStar (1) 2021 Q2 Data Release (2) New units estimated to come as a percentage of total supply (3) For Projected 2021 NOI; Includes full Yr 1 proforma for the recent acquisition of Cyan Craig Ranch in Q2 2021 (4) FreddieMac report (5) Fannie Mae Multifamily and Economics Research 37 Independence Reality Trust

IRT Value Add Summary

Project Life to Date as of June 30, 2021

								Renovation Costs per Unit (b)				
Property	Market	Percentage Complete	Total Units To Be Renovated	Units Complete	Units Leased	Rent Premium (a)	% Rent Increase	Interior	Exterior	Total	ROI - Interior Costs(c)	ROI - Total Costs (d)
Ongoing												
Crestmont	Atlanta, GA	99.5%	208	207	206	154	16.5%	12,407	7,742	20,149	14.9%	9.2%
The Village at Auburn	Raleigh-Durham, NC	96.3%	328	316	301	179	17.0%	14,559	2,108	16,668	14.8%	12.9%
Jamestown	Louisville, KY	88.2%	296	261	269	280	33.7%	15,791	5,161	21,203	21.2%	15.8%
Pointe at Canyon Ridge	Atlanta, GA	87.2%	494	431	420	174	17.9%	9,208	1,773	10,982	22.7%	19.0%
Oxmoor	Louisville, KY	86.3%	432	373	364	181	20.2%	16,086	127	16,471	13.5%	13.2%
Haverford	Louisville, KY	86.3%	160	138	138	102	12.0%	5,618	798	6,416	21.9%	19.2%
Schirm Farms	Columbus, OH	83.0%	264	219	212	91	10.6%	7,856	613	8,469	13.9%	12.9%
Arbors River Oaks	Memphis, TN	78.5%	191	150	151	249	21.0%	11,017	561	11,578	27.1%	25.8%
Creekside Corners	Atlanta, GA	77.0%	444	342	332	181	19.0%	9,068	1,314	10,383	23.9%	20.9%
Brunswick Point	Myrtle Beach, SC - Wilmington, NC	76.4%	288	220	223	70	7.0%	6,946	56	7,002	12.0%	11.9%
Stonebridge Crossing	Memphis, TN	76.2%	500	381	369	146	17.1%	10,470	1,131	11,601	16.7%	15.1%
The Commons at Canal Winchester	Columbus, OH	72.3%	264	191	181	220	24.8%	10,810	402	11,212	24.4%	23.6%
Vantage at Hillsborough	Tampa-St. Petersburg, FL	71.0%	348	247	242	183	17.1%	13,998	2,155	16,153	15.7%	13.6%
Lucerne	Tampa-St. Petersburg, FL	61.2%	276	169	170	242	21.3%	13,907	634	15,240	20.9%	19.1%
Waterford Landing	Atlanta, GA	56.9%	260	148	144	181	16.5%	8,939	685	9,623	24.3%	22.5%
Avalon Oaks	Columbus, OH	53.2%	235	125	129	272	31.5%	11,709	1,021	12,730	27.9%	25.7%
North Park	Atlanta, GA	48.2%	224	108	112	182	17.1%	8,238	268	8,506	26.5%	25.7%
Rocky Creek	Tampa-St. Petersburg, FL	13.6%	264	36	52	347	27.3%	11,590	960	12,550	36.0%	33.2%
Thornhill	Raleigh-Durham, NC	4.7%	318	15	15	264	24.4%	12,317	1,046	13.363	25.8%	23.7%
Walnut Hill	Memphis, TN	3.3%	362	12	36	287	25.1%	10,750	807	11,557	32.0%	29.8%
Total/Weighted Average			6,156	4,089	4,066	$182	18.9%	$11,318	$1,471	$12,789	19.3%	17.1%
Future												
Meadows (e)	Louisville, KY	0.0%	400	0	0	-	0.0%	-	-	-	0.0%	0.0%
Lenoxplace (f)	Raleigh-Durham, NC	0.0%	268	0	0	-	0.0%	-	-	-	0.0%	0.0%
Westmont Commons (f)	Asheville, NC	0.0%	252	0	0	-	0.0%	-	-	-	0.0%	0.0%
Total/Weighted Average			920	0	0	$-	0.0%	$-	$-	$-	0.0%	0.0%
Grand Total/Weighted Average			**7,076**	**4.089**	**4,066**	**$182**	**18.9%**	**$11,318**	**$1,471**	**$12,789**	**19.3%**	**17.1%**

(a) The rent premium reflects the per unit per month difference between the rental rate on the renovated unit and the market rent for an unrenovated unit as of the date presented, as determined by management consistent with its customary rent-setting and evaluation procedures.
(b) Includes all costs to renovate the interior units and make certain exterior renovations, including clubhouses and amenities. Interior costs per unit are based on units leased. Exterior costs per unit are based on total units at the community. Excludes overhead costs to support and manage the value add program as those costs relate to the entire program and cannot be allocated to individual projects.
(c) Calculated using the rent premium per unit per month, multiplied by 12, divided by the interior renovation costs per unit.
(d) Calculated using the rent premium per unit per month, multiplied by 12, divided by the total renovation costs per unit.
(e) Renovations at Meadows started in July 2021.
(f) We continue to evaluate market conditions with respect to these two properties.

38

Independence Realty Trust

IRT Resident Demographics at a Glance (1) Residents make up a diverse, expansive job pool Top Industries of Residents Include: Professional Medical Administrative Services Sales Hospitality Average Income Average Rent to Income 19% $69k Average Age 37 with 40% of residents between 18-29 years old 24% Married Single 76% 46% Male 54% Female Young, growing resident population benefiting from amenity-rich communities without overextending on rent (1) Data as of June 30, 2021 39 Independence Reality Trust

Definitions and Non-GAAP Financial Measure Reconciliations This presentation may contain non-U.S. generally accepted accounting principals (“GAAP”) financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included in IRT’s and STAR’s reports filed or furnished with the SEC available at IRT’s website www.IRTLIVING.com under Investor Relations and STAR’s website www.STEADFASTLIVING.com under Investors. IRT’s and STAR’s other SEC filings are also available through these websites. Average Effective Monthly Rent per Unit Average effective rent per unit represents the average of gross rent amounts, divided by the average occupancy (in units) for the period presented. IRT and STAR believe average effective rent per unit is a helpful measurement in evaluating average pricing. This metric, when presented, reflects the average effective rent per month. Same-Store Average Occupancy Same-store average occupancy represents the average occupied units for the reporting period divided by the average of total units available for rent for the reporting period. EBITDA and Adjusted EBITDA EBITDA is defined as net income before interest expense including amortization of deferred financing costs, income tax expense, and depreciation and amortization expenses. Adjusted EBITDA is EBITDA before certain other non-cash or non-operating gains or losses related to items such as asset sales, debt extinguishments and acquisition related debt extinguishment expenses, casualty losses, and abandoned deal costs. EBITDA and Adjusted EBITDA are each non-GAAP measures. IRT and STAR consider each of EBITDA and Adjusted EBITDA to be an appropriate supplemental measure of performance because it eliminates interest, income taxes, depreciation and amortization, and other non-cash or nonoperating gains and losses, which permits investors to view income from operations without these non-cash or non-operating items. IRT’s and STAR’s calculation of Adjusted EBITDA differs from the methodology used for calculating Adjusted EBITDA by certain other REITs and, accordingly, IRT’s and STAR’s Adjusted EBITDA may not be comparable to Adjusted EBITDA reported by other REITs. Funds From Operations (“FFO”) and Core Funds From Operations (“CFFO”) We believe that FFO and Core FFO (“CFFO”), each of which is a non-GAAP financial measure, are additional appropriate measures of the operating performance of a REIT and us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss allocated to common shares (computed in accordance with GAAP), excluding real estate-related depreciation and amortization expense, gains or losses on sales of real estate and the cumulative effect of changes in accounting principles. While our calculation of FFO is in accordance with NAREIT’s definition, it may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to FFO computations of such other REITs. We updated our definition of CFFO during Q1 2021 to the definition described below. All prior periods have been adjusted to conform to the current CFFO definition. CFFO is a computation made by analysts and investors to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations, including depreciation and amortization of other items not included in FFO, and other non-cash or non-operating gains or losses related to items such as casualty losses, abandoned deal costs and debt extinguishment costs from the determination of FFO. Our calculation of CFFO may differ from the methodology used for calculating CFFO by other REITs and, accordingly, our CFFO may not be comparable to CFFO reported by other REITs. Our management utilizes FFO and CFFO as measures of our operating performance, and believe they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash or non-recurring items that are required by GAAP to be expensed but may not necessarily be indicative of current operating performance and our operating performance between periods. Furthermore, although FFO, CFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we believe that FFO and CFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs. Neither FFO nor CFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and CFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Accordingly, FFO and CFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization and capital improvements. Neither FFO nor CFFO should be considered as an alternative to net income or any other GAAP measurement as an indicator of our operating performance or as an alternative to cash flow from operating, investing, and financing activities as a measure of our liquidity. 40 Independence Reality Trust

Definitions and Non-GAAP Financial Measure Reconciliations

Interest Coverage is a ratio computed by dividing Adjusted EBITDA by interest expense

Net Debt, a non-GAAP financial measure, equals total debt less cash and cash equivalents. The following table provides a reconciliation of total debt to net debt (Dollars in thousands).

We present net debt because management believes it is a useful measure of our credit position and progress toward reducing leverage. The calculation is limited because we may not always be able to use cash to repay debt on a dollar for dollar basis.

	As of				
	June 30, 2021	March 31, 2021	December 30, 2020	September 30, 2020	June 30, 2020
Total debt (a)	$ 1,056,463	$ 947,631	$ 945,686	$ 1,004,237	$ 1,008,911
Less: cash and cash equivalents	(7,566)	(8,653)	(8,751)	(9,891)	(11,652)
Total net debt	$ 1,048,897	$ 938,978	$ 936,935	$ 994,346	$ 997,259

(a) Includes indebtedness associated with real estate held for sale.

Net Operating Income

We believe that Net Operating Income ("NOI"), a non-GAAP financial measure, is a useful supplemental measure of its operating performance. We define NOI as total property revenues less total property operating expenses, excluding interest expenses, depreciation and amortization, property management expenses, and general and administrative expenses. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income insofar as the measure reflects only operating income and expense at the property level. We use NOI to evaluate performance on a same store and non-same store basis because NOI measures the core operations of property performance by excluding corporate level expenses, financing expenses, and other items not related to property operating performance and captures trends in rental housing and property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

Same Store Properties and Same Store Portfolio

We review our same store portfolio at the beginning of each calendar year. Properties are added into the same store portfolio if they were owned at the beginning of the previous year. Properties that are held-for-sale or have been sold are excluded from the same store portfolio.

Total Gross Assets

Total Gross Assets equals total assets plus accumulated depreciation and accumulated amortization, including fully depreciated or amortized real estate and real estate related assets. The following table provides a reconciliation of total assets to total gross assets (Dollars in thousands).

	As of				
	June 30, 2021	March 31, 2021	December 30, 2020	September 30, 2020	June 30, 2020
Total assets	$ 1,875,122	$ 1,728,016	$ 1,734,897	$ 1,700,428	$ 1,708,912
Plus: accumulated depreciation	237,684	223,187	208,618	200,258	187,758
Plus: accumulated amortization	20,215	19,776	19,380	19,827	19,754
Total gross assets	$ 2,133,021	$ 1,970,979	$ 1,962,895	$ 1,920,513	$ 1,916,424

41

Independence Realty Trust

Forward-Looking Statement This presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “seek,” “outlook,” “assumption,” “projected,” “strategy”, “guidance” or other, similar words. Because such forward-looking statements involve significant risks, uncertainties and contingencies, many of which are not within IRT’s control, actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such statements. These forward-looking statements are based upon the current judgments and expectations of IRT’s management. These risks include, but are not limited to the risk that we may not complete any potential acquisitions, other investment opportunities or other transactions in a timely fashion or at all and those risks and uncertainties associated with IRT’s business that are discussed in IRT’s filings with the Securities and Exchange Commission, including those under the heading “Risk Factors” in IRT’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020 and IRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. Dividends are subject to the discretion of IRT’s Board of Directors, and will depend on IRT’s financial condition, results of operations, capital requirements, compliance with applicable laws and agreements and any other factors deemed relevant by IRT’s Board. IRT undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law. Additional Information and Where to Find It In connection with its announced merger transaction with STAR, on August 17, 2021 IRT filed with the SEC a registration statement on Form S-4 (which has not yet been declared effective) to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction. The registration statement includes a preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT, which preliminary joint proxy statement/prospectus, after being filed in definitive form by IRT, will be mailed or otherwise disseminated to IRT stockholders and STAR stockholders when it becomes available. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365- 7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951. Participants in Solicitation IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT and other relevant materials to be filed with the SEC when they become available. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. 42 Independence Reality Trust